Mail Stop 4561

September 23, 2008

Michael A. Arends
Chief Financial Officer
Marchex, Inc.
413 Pine Street, Suite 500
Seattle, WA 98101

>   **Re: Marchex, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 11, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 11, 2008**
>   **File No. 000-50658**

Dear Mr. Arends:

       We have reviewed your response letter dated September 5, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 69

1.   We note your response to prior comment number 5 indicates that basic and dilutive EPS for your Class A and Class B common stock would be the same for all periods presented in your fiscal 2007 Form 10-K. Please provide us with your calculation of basic and dilutive EPS under the two-class method for the each of the three fiscal years in the period ended December 31, 2007.

Note 16. Goodwill, page 104

2.   We note your response to prior comment number 10 refers to paragraphs 26 and
        27 of SFAS 141, but does not appear to address how you considered paragraphs
        40 and 41. Please tell us more about the unforeseen claims, clarify for us the
        nature of the intangible assets subject to the claims, and explain to us why the
        allocation period described in paragraphs 40 and 41 of SFAS 141 had not ended
        prior to the date you made the purchase price adjustment.

Exhibit Index

3.   We note your response to prior comment number 11. We are unable to locate
        descriptions of either the Yahoo Master Agreement or the YellowPages
        Agreement in your filing. We note some discussion of agreements with Yahoo on
        pages 16, 20 and 59; however, these discussions appear to relate to a prior master
        agreement with Yahoo, not your current agreement. We therefore cannot agree
        with your conclusion that you have provided materially complete descriptions of
        the agreements sufficient to enable investors to understand and evaluate their
        impact on your business. Please advise.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Base Salary, page 17

4.   We reissue prior comment number 13. Please clarify how your CEO provides
        input or makes recommendations to the compensation committee regarding the
        compensation of the other named executive officers and clarify the input the CEO
        has during the crafting of compensation packages and the final determinations
        regarding compensation for the year for which compensation is being reported.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

      You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3226.

                          Sincerely,

                          Craig Wilson
                          Sr. Asst. Chief Accountant